# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Columbus McKinnon Corporation, CIK 0001005229
CUSIP: 199333105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 13320 Ballantyne Corporate Place, Suite D, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0002022047
Persons authorized to receive notices and communications: CD&R XII Keystone Holdings, LP, Rima Simson, 550 Madison Ave, New York, New York (NY), 10022, 212 407-5227; Debevoise & Plimpton LLP, Morgan J. Hayes, Esq., 66 Hudson Blvd E, New York, New York (NY), 10001, 212 909-6000

## Reporting persons
- CD&R XII KEYSTONE HOLDINGS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 21,231,422; sole dispositive power 0; shared dispositive power 21,231,422; aggregate amount beneficially owned 21,231,422 (42.5% of the class)
  Comment: Rows 8, 10 and 11: The reported securities represent shares of common stock (the "Common Shares") that are issuable upon the conversion (based on an initial conversion price of $37.68), at the option of the holder, of 800,000 Series A Cumulative Convertible Participating Preferred Shares (the "Preferred Shares") held directly by the reporting person.
  
  Row 13: Calculated using a fraction, the numerator of which is the number of Common Shares described in footnote above and the denominator of which is 49,959,683, which is equal to the sum of 28,728,261 Common Shares outstanding as of October 28, 2025, as set forth in the Issuer's Form 10-Q filed October 30, 2025, plus the number of Common Shares issuable upon conversion (based on an initial conversion price of $37.68) of the Preferred Shares held by the Reporting Persons.
- CD&R INVESTMENT ASSOCIATES XII, LTD. (CIK 0002022047): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 21,231,422; sole dispositive power 0; shared dispositive power 21,231,422; aggregate amount beneficially owned 21,231,422 (42.5% of the class)
  Comment: Rows 8, 10 and 11: The reported securities represent Common Shares that are issuable upon the conversion, at the option of the holder, of 800,000 Preferred Shares, based on an initial conversion price of $37.68 per share.
  
  Row 13: Calculated using a fraction, the numerator of which is the number of Common Shares described in footnote above and the denominator of which is 49,959,683, which is equal to the sum of 28,728,261 Common Shares outstanding as of October 28, 2025, as set forth in the Issuer's Form 10-Q filed October 30, 2025, plus the number of Common Shares issuable upon conversion of the Preferred Shares held by the Reporting Persons, based on an initial conversion price of $37.68 per share.
- CD&R ASSOCIATES XII, L.P. (CIK 0002023588): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 21,231,422; sole dispositive power 0; shared dispositive power 21,231,422; aggregate amount beneficially owned 21,231,422 (42.5% of the class)
  Comment: Rows 8, 10 and 11: The reported securities represent Common Shares that are issuable upon the conversion, at the option of the holder, of 800,000 Preferred Shares, based on an initial conversion price of $37.68 per share.
  
  Row 13: Calculated using a fraction, the numerator of which is the number of Common Shares described in footnote above and the denominator of which is 49,959,683, which is equal to the sum of 28,728,261 Common Shares outstanding as of October 28, 2025, as set forth in the Issuer's Form 10-Q filed October 30, 2025, plus the number of Common Shares issuable upon conversion of the Preferred Shares held by the Reporting Persons, based on an initial conversion price of $37.68 per share.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Columbus McKinnon Corporation
Address of issuer's principal executive offices: 13320 Ballantyne Corporate Place, Suite D, Charlotte, North Carolina (NC), 28277
Comment:
This Statement on Schedule 13D (this "Statement") relates to the Common Shares of Columbus McKinnon Corporation, a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 13320 Ballantyne Corporate Place, Suite D, Charlotte, NC 28277.

The Reporting Persons (as defined in Item 2(a)-(c)) beneficially own the Preferred Shares. Each Preferred Share is entitled to vote with holders of Common Shares on an as converted basis, subject to the Conversion and Vote Limitation (as defined below). Each Preferred Share is convertible at the option of the holder, into a number of Common Shares, with the precise number determined by a formula in the Certificate of Amendment to the Certificate of Incorporation of the Issuer (the "Certificate of Amendment"), subject to the Conversion and Vote Limitation.

The Reporting Persons may be deemed to beneficially own the Common Shares into which the Preferred Shares are convertible.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly on behalf of (i) CD&R XII Keystone Holdings, L.P., a Cayman Islands exempted limited partnership ("CD&R Holdings"), (ii) CD&R Investment Associates XII, Ltd., a Cayman Islands exempted company ("CD&R Holdings GP") and (iii) CD&R Associates XII, L.P. ("CD&R Associates" and, together with CD&R Holdings and CD&R Holdings GP, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 6, 2026, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address: The address for each of the Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.
Present principal occupation or employment:
The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings and CD&R Associates is the general partner of CD&R Holdings GP. Investment and voting decisions with respect to the securities are made by an investment committee of limited partners of CD&R Associates.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CD&R Holdings, CD&R Holdings GP and CD&R Associates are organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference in Item 6 hereof is incorporated by reference in its entirety into this Item 3.

The aggregate purchase price for the 800,000 Preferred Shares acquired by CD&R Holdings on February 3, 2026 was $800,000,000. CD&R Holdings funded the acquisition of such Preferred Shares, directly or indirectly, through capital contributions of its partners and proceeds from the Term Loan (as defined below and described below in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer").

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 10, 2025, the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Kito Crosby Limited, a company incorporated under the laws of England and Wales ("Kito Crosby"), to acquire all of the issued and outstanding equity of Kito Crosby on the terms set forth in the Stock Purchase Agreement (the "Kito Crosby Acquisition"). On February 10, 2025, in connection with the execution of the Stock Purchase Agreement, the Issuer entered into an Investment Agreement (the "Investment Agreement") with CD&R Holdings and Clayton, Dubilier & Rice Fund XII, L.P. (together with its affiliates the "CD&R Investors"), with Clayton, Dubilier & Rice Fund XII, L.P. participating solely for the purpose of limited provisions therein, providing for the purchase by CD&R Holdings of the Preferred Shares in order to partially finance the Kito Crosby Acquisition.

As of the date of this filing, pursuant to the Investment Agreement (as described below in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer") and the Certificate of Amendment, the Issuer's board of directors (the "Board") has appointed CD&R Holdings' designees, Michael Lamach, an operating advisor engaged by the funds managed by Clayton, Dubilier & Rice, LLC ("CD&R"), Nathan K. Sleeper, the Chief Executive Officer of CD&R, and Andrew Campelli, a partner of CD&R, as directors of the Issuer. In their capacity as directors of the Issuer, Messrs. Lamach, Sleeper and Campelli, or any successor CD&R designees, may take an active role in working with the Issuer's management on operational, financial and strategic initiatives.

Other than as described above or in Item 6, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate based on any such evaluation.

In particular, each Reporting Person may, subject to the limitations set forth in the Investment Agreement (as described below in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer"), at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional or all securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may, subject to the limitations set forth in the Investment Agreement, engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may also request the Issuer or any of its representatives, directly or indirectly, to amend or waive, or provide the prior written approval of the Board to take any action covered by, one or more of the standstill restrictions in the Investment Agreement prior to forming any plan or intention regarding the Issuer or its securities. Pursuant to the Investment Agreement, CD&R Holdings is entitled to designate nominees to the Board, which will afford access to, and participation in, deliberations of the Board regarding the business, operations, Board composition, management, strategy and future plans of the Issuer. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

As a result of these activities, and subject to the limitations set forth in the Investment Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; or entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management, or their employment by the Issuer.

Except as described in Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) CD&R Holdings is the beneficial owner of 21,231,422 Common Shares on an as-converted basis (based on the initial conversion price of $37.68), which are issuable upon conversion, at the option of the holder, of the 800,000 Preferred Shares that are held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings' voting interest is approximately 42.5% of the voting power of the Issuer, based on (x) the initial conversion price of $37.68 and (y) 28,728,261 Common Shares outstanding as of October 28, 2025, as set forth in the Issuer's Form 10-Q filed October 30, 2025.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the reported securities, but expressly disclaims such beneficial ownership. Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates that consists of more than ten individuals, each of whom is also an investment professional of CD&R (the "Investment Committee"). CD&R Associates may be deemed to beneficially own the reported securities but expressly disclaims such beneficial ownership. All members of the Investment Committee expressly disclaim beneficial ownership of the reported securities.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the reported securities. Such persons expressly disclaim such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.
Transactions in the class effected during the past sixty days: Each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares or Preferred Shares during the past 60 days, other than the acquisition by CD&R Holdings on February 3, 2026 of 800,000 Preferred Shares pursuant to the Investment Agreement.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Joint Filing Agreement

A Joint Filing Agreement, dated February 6, 2026, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Investment Agreement

On February 10, 2025, the Issuer entered into a Stock Purchase Agreement with Kito Crosby, a company incorporated under the laws of England and Wales, to acquire all of the issued and outstanding equity of Kito Crosby on the terms set forth in the Stock Purchase Agreement for approximately $2.7 billion subject to customary purchase price adjustments. On February 10, 2025, in connection with the execution of the Stock Purchase Agreement, the Issuer entered into an Investment Agreement with CD&R Holdings and Clayton, Dubilier & Rice Fund XII, L.P., providing for the purchase by CD&R Holdings of the Preferred Shares in order to partially finance the Kito Crosby Acquisition.

The Preferred Shares are convertible perpetual participating preferred stock of the Issuer, with an initial conversion price of $37.68 per share, and accrue dividends at a rate of 7.0% per annum, compounded quarterly (as described in the Certificate of Amendment). Upon the occurrence of a "Triggering Event" (as defined in the Certificate of Amendment), the dividend rate shall increase to 10.0% per annum for so long as the Triggering Event remains in effect.

The Preferred Shares may be converted to Common Shares at the option of the holder. Pursuant to the Investment Agreement, upon the closing of the Kito Crosby Acquisition on February 3, 2026 (the "Closing Date"), CD&R Holdings purchased 800,000 Preferred Shares at a purchase price of $1,000 per share for an aggregate purchase price of $800,000,000. On the Closing Date, the aggregate number of Common Shares into which the Preferred Shares were initially convertible was 21,231,422 Common Shares based on the initial conversion price, representing approximately 42.5% of the Issuer's outstanding Common Shares (as of October 28, 2025 on an as-converted basis). The conversion price of the Preferred Shares is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar event. In addition, the Issuer may, at its option, require conversion of all (but not less than all) of the outstanding Preferred Shares to Common Shares at any time the closing price of the Common Shares exceeds 200% of the then-effective conversion price for at least 20 out of 30 consecutive trading days, subject to the satisfaction of certain liquidity requirements and the effectiveness of a shelf registration statement (as defined in the Certificate of Amendment).

Pursuant to the Certificate of Amendment, unless agreed to by the Issuer, no holder of Preferred Shares is permitted to vote or convert Preferred Shares to the extent such vote or conversion would otherwise result in such holder and its affiliates (based on the aggregate Common Shares and Preferred Shares held by them) having the right to vote more than 45% of the votes held by all shareholders of the Issuer at any given time. The limitations described in the foregoing sentences are called the "Conversion and Vote Limitation".

Subject to the Conversion and Vote Limitation, holders of the Preferred Shares generally are entitled to vote with the holders of Common Shares on all matters submitted for a vote of holders of Common Shares (voting together with the holders of Common Shares as one class). Certain matters require the approval of the holders of a majority of the Preferred Shares, voting as a separate class, including, without limitation, (i) amendments or modifications to the Issuer's charter, by-laws or the Certificate of Amendment that would adversely affect the Preferred Shares, (ii) entry into any merger, reorganization or other consolidation or business consideration that would treat the Preferred Shares in a manner inconsistent with the terms of the Certificate of Amendment, (iii) authorization, creation, increase in the authorized amount of, or issuance of any senior or parity equity securities or any equity securities that do not constitute junior securities relative to the Preferred Shares, (iv) authorization, creation, increase in the authorized amount of, or issuance of any class of securities other than Common Shares or any security convertible into, or exchangeable or exercisable for the forgoing, that could have the "result of the receipt of property by some shareholders" within the meaning of Section 305(b)(2)(A) of the Internal Revenue Code, (v) any increase or decrease in the authorized number of Preferred Shares or the issuance of additional Preferred Shares, (vi) amendments to the Issuer's debt agreements that would, among other things, adversely affect the Issuer's ability to pay dividends on the Preferred Shares in accordance with the Certificate of Amendment, subject to certain exceptions, and (vii) adoption of any plan of liquidation, dissolution, or winding up of the Issuer or filing of any voluntary petition for bankruptcy, receivership or any similar proceeding.

The Preferred Shares rank senior to the Common Shares with respect to rights on liquidation, winding-up and dissolution.

For so long as the CD&R Investors hold Preferred Shares (or Common Shares issued upon conversion of the Preferred Shares) representing at least 25% of the Preferred Shares initially issued to the CD&R Investors on the Closing Date, the CD&R Investors have customary preemptive rights to participate in future equity and equity-linked issuances by the Issuer to the extent necessary to maintain their pro rata ownership percentage in the Issuer, subject to customary exceptions.

The Investment Agreement further provides that, without the prior written approval of the Board, the CD&R Investors are subject to certain standstill provisions that restrict them from, among other things, acquiring additional equity securities of the Issuer, beginning on the Closing Date and ending on the later of (x) the second anniversary of the Closing Date and (y) 6 months after the date on which there is no longer a designee of CD&R Holdings serving on the Board and CD&R Holdings no longer has the right to have a designee on the Issuer's Board.

Subject to certain exceptions, the CD&R Investors are restricted from transferring to a non-affiliate the Preferred Shares or any Common Shares received upon conversion thereof until the earlier of (i) the second anniversary of the Closing Date and (ii) the date on which the Issuer exercises its conversion option or provides notice to exercise its an optional redemption right pursuant to the Certificate of Amendment. The CD&R Investors are also restricted at any time from transferring the Preferred Shares initially issued to CD&R Holdings or any Common Shares received upon conversion thereof to certain prohibited transferees, including persons who, without giving effect to such transfer, beneficially own five percent (5%) or more of the total voting power of the equity securities of the Issuer, certain specified competitors of the Issuer and certain potential activist investors, in each case, subject to specified exceptions.

Registration Rights Agreement

In connection with the Investment Agreement, the Issuer entered into a registration rights agreement with CD&R Holdings (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a resale shelf registration statement for the benefit of CD&R Holdings and its permitted transferees, and pursuant to which CD&R Holdings may, subject to any restrictions on transfer imposed by the Investment Agreement, request that the Issuer conduct an underwritten offering of, or register, any Common Shares or Preferred Shares held by CD&R Holdings, including any Common Shares received upon conversion of Preferred Shares held by CD&R Holdings and eligible for registration thereunder ("registrable securities"). The CD&R Stockholders also have customary piggyback registration rights and may request that the Issuer include their registrable securities in certain future registration statements or offerings of Common Shares by the Issuer. These registration rights will terminate when the CD&R Stockholders no longer own any registrable securities.

Term Loan Agreement

In connection with, and to indirectly finance the costs of, the transactions contemplated by the Investment Agreement, CD&R Holdings entered into a term loan agreement with Wells Fargo Bank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto, pursuant to which CD&R Holdings borrowed $640,000,000 (the "Term Loan"). The Term Loan is secured by, among other things, the Preferred Shares acquired pursuant to the Investment Agreement (and any Common Shares issued upon conversion thereof). In addition, CD&R Holdings' obligations under the Term Loan are guaranteed by funds affiliated with CD&R, which collectively hold substantially all of the economic interests in CD&R Holdings.

The foregoing descriptions of the Investment Agreement, the Registration Rights Agreement and the Term Loan do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.2, 99.3 and 99.4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 Investment Agreement, dated as of February 10, 2025, by and among Columbus McKinnon Corporation, CD&R XII Keystone Holdings, L.P. and CD&R Fund XII, L.P. (solely for purposes of Section 4.10 thereof) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Columbus McKinnon Corporation, filed on February 12, 2025).

99.3 Registration Rights Agreement, dated as of February 3, 2026, by and between Columbus McKinnon Corporation and CD&R XII Keystone Holdings, L.P. (which is incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Columbus McKinnon Corporation, filed on February 4, 2026).

99.4 Term Loan Agreement, dated as of February 3, 2026, between CD&R XII Keystone Holdings, L.P., Wells Fargo Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto (certain information in this Exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information).

## Signatures
- CD&R XII KEYSTONE HOLDINGS, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary, By: CD&R Investment Associates XII, Ltd., its general partner (02/06/2026)
- CD&R INVESTMENT ASSOCIATES XII, LTD.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary (02/06/2026)
- CD&R ASSOCIATES XII, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary (02/06/2026)